Exhibit 10(G)

AMENDMENT TO BANK ONE CORPORATION
KEY EXECUTIVE CHANGE OF CONTROL PLAN

     WHEREAS, the Board of Directors has determined that it is necessary and desirable to amend the Bank One Corporation Key Executive Change of Control Plan (the “COC Plan”) as permitted by Section 8(a).

NOW THEREFORE, effective as of January 14, 2004, the COC Plan is hereby amended as follows:

1.	The definition of “Base bonus” set forth in Section 5(a) is hereby amended to read in its entirety as follows:

‘Base bonus’ means the higher of (x) the annual bonus paid or payable, including any bonus or portion thereof that has been earned but deferred to the participant with respect to fiscal year 2002 and (y) the participant’s target bonus for fiscal year 2003. “Base bonus” shall include the cash value of restricted shares, valued as of the date of grant without any discount for restrictions, to the extent such shares were considered part of the participant’s annual incentive bonus.

2.	Section 5(d) of the COC Plan is hereby amended by adding the following at the end thereof:

In addition, any non-compete covenant in the equity awards granted to the participant prior to the Change of Control shall lapse and be of no further force and effect.

3.	Except as expressly modified hereby, the terms and provisions of the COC Plan shall remain in full force and effect.

BANK ONE CORPORATION
KEY EXECUTIVE CHANGE OF CONTROL PLAN

BANK ONE CORPORATION
KEY EXECUTIVE CHANGE OF CONTROL PLAN

1. Purpose

     The purpose of the Bank One Corporation Key Executive Change of Control Plan is to provide severance and other benefits to designated key executives of Bank One Corporation and its subsidiaries in the event that their employment terminates for specified reasons within two years following a Change of Control of Bank One Corporation.

2. Definitions

(a)	“Board” means the Board of Directors of the Corporation, excluding any member who is an officer or Employee of the Corporation or who otherwise would not be considered a “Non-Employee Director” within the meaning of Rule 16b-3 of the Securities and Exchange Commission.

(b)	“Change of Control” means a change of control of Bank One Corporation, as determined by the Board from time to time.

(c)	“Chief Executive Officer” means the Chief Executive of the Corporation as appointed by the Board from time to time.

(d)	“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(e)	“Corporation” means BANK ONE CORPORATION, a Delaware corporation, and any successor to its business and/or assets.

(f)	“Effective Date” means May 1, 2001.

(g)	“Plan” means the BANK ONE CORPORATION Key Executive Change of Control Plan.

(h)	“Plan Administrator” means, prior to a Change of Control, the Organization, Compensation and Nominating Committee of the Board. On and after a Change of Control, the Plan Administrator shall be a three-person committee of the Board consisting of individuals selected by the Chief Executive Officer prior to the Change of Control, who were directors of the Corporation prior to the public announcement of the Change of Control.

(i)	“Planning Group” means the senior policy-making body of the Corporation, consisting of executive officers of the Corporation appointed by the Chief Executive Officer from time to time, excluding any member who is not a classified by the Corporation on its payroll records as an employee of the Corporation or a Subsidiary.

(j)	“Subsidiary” means any corporation or other entity, whether domestic or foreign, in which the Corporation has or obtains, directly or indirectly, an ownership interest of at least 50% by reason of stock ownership or otherwise.

3. Participation

(a)	Each member of the Planning Group will participate in the Plan for as long as he or she serves on the Planning Group, unless he or she is subject to an individual contract or agreement that provides severance or similar benefits upon termination of employment following a Change of Control.

(b)	Other key executives of the Corporation or a Subsidiary, as designated by the Chief Executive Officer from time to time in writing also may participate in the Plan. Non-Planning Group participants will be notified in writing of their participation in the Plan, which may be terminated by written notice from the Chief Executive Officer at any time prior to a Change of Control.

(c)	If an executive’s participation in the Plan or employment is terminated prior to a Change of Control, and the Plan Administrator, in its reasonable discretion, determines that such termination of participation or employment was in connection with or in anticipation of a Change of Control, then the affected individual will be eligible for benefits under the Plan.

(d)	Notwithstanding any provision of the Plan to the contrary, an executive who is a participant in the Plan on the date of a Change of Control will remain a participant until the earlier of the date his or her employment terminates and all benefits to which the executive is entitled under Section 5 have been paid or the date which is two years after the Change of Control.

4. Termination of Employment on or after a Change of Control

     A participant will be entitled to the severance and other benefits described in Section 5 if any of the following occurs:

(a)	The participant’s employment with the Corporation and all of its Subsidiaries terminates for any reason other than “cause”, death or disability within 60 days after the Change of Control. “Cause” means the willful and continued failure of the executive to perform his or her duties or the willful engaging by the executive in illegal conduct or gross misconduct materially injurious to the Corporation.

(b)	The participant resigns for “good reason” within two years following the Change of Control. “Good reason” means (i) a diminution in the executive’s position, authority, duties or responsibilities; (ii) a reduction in the executive’s aggregate annual salary and incentive compensation or material adverse change in employee benefits; (iii) requiring the executive to be based at an office or location more than 35 miles from the location where the executive was based immediately before the Change of Control; or (iv) failure of the Corporation to require any successor to the Corporation to comply with the Plan. Determination by the executive of “good reason” is conclusive if made in good faith.

(c)	The participant’s employment with the Corporation and all of its Subsidiaries is terminated by the Corporation within two years following the Change of Control for reasons other than cause.

5.     Obligations of the Corporation upon Termination of Employment on or after a Change of Control

     If a participant’s employment terminates pursuant to Sections 4 (a), (b) or (c), the Corporation will provide the participant with the following, subject to the participant’s obligations under Section 6:

(a)	The Corporation will pay the participant a lump sum cash payment within thirty days after the date the participant’s employment terminates (or the later date the participant provides the Corporation with the agreement referenced in Section 6) consisting of: (i) unpaid salary and earned unused vacation pay through the date of termination; (ii) a pro-rated bonus for the year of termination based upon the participant’s “base bonus;” (iii) the product of 2.5 and the sum of the participant’s annual base salary (at the rate in effect immediately prior to termination) and “base bonus,” and (iv) unpaid compensation previously deferred by the executive (together with any earnings thereon). “Base bonus” means the highest annual incentive bonus awarded by the Corporation to the participant for the three calendar years prior to his or her termination of employment; or in the case of a participant who has not received an annual bonus as of the date his or her employment terminates, the participant’s “base bonus” shall be the minimum guaranteed bonus for the year of employment, as established at the time of the participant’s hire. “Base bonus” shall include the cash value of restricted shares, valued at the date of grant without any discount for restrictions, to the extent such shares were considered part of the participant’s annual incentive bonus.

(b)	The participant and his or her eligible dependents shall remain eligible for continued medical and life insurance coverage under the Corporation’s plans as in effect on the participant’s termination of employment, at the same cost to the participant as if the participant had remained actively employed by the Corporation, for thirty months after the participant’s date of termination; provided, however, that if the participant is employed during this period, coverage provided by the Corporation will be secondary to that provided by another employer.

(c)	The Corporation will pay the participant a lump sum cash payment within thirty days after the date the participant’s employment terminates (or the later date the participant provides the Corporation with the agreement referenced in Section 6) equal to the actuarial value of the benefit the participant would have accrued in the thirty-month period after the participant’s employment terminated, had the participant continued to participate during that period under the Corporation’s qualified and supplemental defined benefit retirement plans (if any) as in effect on the Change of Control, based on the assumption that the participant had earned the same compensation over such thirty-month period as he or she had earned over the thirty-month period preceding his or her termination of employment.

(d)	All stock options of the Corporation outstanding to the participant will become exercisable on the date the participant’s employment terminates and will remain exercisable for a minimum of three years after termination of employment or until the earlier expiration date of the option, and restrictions shall lapse on all of the Corporation’s restricted shares outstanding to the participant effective on the participant’s termination of employment, notwithstanding any terms of the relevant stock award agreement to the contrary.

(e)	The Corporation will pay up to $50,000 as incurred for outplacement services to a firm selected by the participant.

(f)	To the extent not theretofore paid or provided, the Corporation will timely pay or provide to the participant any other amounts or benefits required to be paid or provided or which the participant is eligible to receive under any plan, program, policy or practice or contract or agreement of the Corporation and its subsidiaries.

The Corporation will reduce amounts payable or distributable pursuant to the foregoing by any amounts necessary to satisfy its tax withholding liabilities under applicable law.

6. Certain Additional Payments by the Corporation

(a)	In the event that any payment or distribution by the Corporation to or for the benefit of the participant (whether payable or distributable pursuant to the terms of the Plan or otherwise, but determined without regard to any additional payments required under this Section 6 (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Code, then the participant shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the participant of all taxes and excise tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up payment equal to the excise tax imposed on the Payment.

(b)	Notwithstanding the provisions of Section 6(a), if it shall be determined that the participant is entitled to a Gross-Up Payment, but that the participant, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $100,000 (taking into account both income taxes and any excise tax) as compared to the net after-tax proceeds to the participant resulting from an elimination of the Gross-Up Payment and a reduction of the Payment, in the aggregate, to an amount (the “Reduced Amount”) such that the receipt of Payments would not give rise to any excise tax, then no Gross-Up Payment shall be made to the participant and the Payments, in the aggregate, shall be reduced to the Reduced Amount.

(c)	The participant shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the participant is informed in writing of such claim and shall apprise the Corporation of the nature of such claim and the date on which such claim is requested to be paid. The participant shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Corporation, in its sole discretion, elects to contest such claim, the participant must take all steps reasonably requested by the Corporation to do so, including, without limitation, giving the Corporation information related to such claim, cooperating with the Corporation in good faith in order to contest such claim, permitting the Corporation to participate in proceedings related to such claim and accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation. The Corporation shall bear directly all costs and expenses associated with such a contest.

(d)	If, after the receipt by the participant of an amount advanced by the Corporation pursuant to Section 6(a), the participant becomes entitled to receive any refund with respect to a claim pursuant to Section 6(c), the participant shall promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If after the receipt by the participant of an amount advanced by the Corporation pursuant to Section 6(a), a determination is made that the participant shall not be entitled to any refund with respect to a claim under Section 6(c) and the Corporation does not notify the Executive in writing of its intent to contest such denial or refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e)	All determinations required to be made under this Section 6, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm as may be designated by the Corporation.

7.     Obligations of the Participant upon Termination on or after a Change of Control

     As a condition of and prior to receiving any benefits under the Plan, the participant will be required to enter an agreement with the Corporation, the form of which will be approved by the Plan Administrator, under which the participant will agree to following:

(a)	To reasonably assist the Corporation with any transition issues that arise from the participant’s termination of employment;

(b)	Not to use or disclose the Corporation’s proprietary or confidential information, including customer and client lists, financial, systems, personnel information and other information as reasonably determined by the Plan Administrator;

(c)	Not to make statements, give interviews, write books, articles or other publications related to Corporation or its management, customers or employees without prior written consent of the Corporation;

(d)	Not to directly or indirectly solicit any of the Corporation’s employees for two years after the participant’s termination of employment without the prior written consent of the Corporation;

(e)	To reasonably cooperate with the Corporation and its attorneys with respect to any investigation or litigation of which the participant has knowledge; and

(f)	To provide the Corporation with a release of claims against the Corporation, its subsidiaries, officers, directors and assigns for matters related to the participant’s employment with the Corporation or a Subsidiary.

8. Amendment or Termination of Plan

(a)	The Organization, Compensation and Nominating Committee of the Board or the Board may amend or terminate the Plan at any time prior to a Change of Control.

(b)	The Plan shall not be amended on or after a Change of Control in any way that reduces or terminates the benefits to which a participant is entitled under the Plan on or after a Change of Control or is otherwise adverse to a participant.

9. Successors

     The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to expressly assume this Plan and agree to perform under this Plan in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

10. Plan Administration

(a)	The Plan Administrator shall have authority to interpret and construe the provisions of the Plan and to make determinations pursuant to any Plan provision, including, without limitation, questions regarding eligibility and payment and amount of benefits. Any such interpretation or determination shall be final and binding on all parties.

(b)	No member who serves on the committee that constitutes the Plan Administrator shall be liable for any action or determination made in good faith, and the members shall be entitled to indemnification and reimbursement in the manner provided in the Corporation’s Restated Certificate of Incorporation, as it may be amended from time to time.

(c)	The Plan Administrator may designate persons other than its members to carry out its responsibilities under such conditions or limitations as it may set.

11. Claims Procedure

(a)	An individual who believes he or she is entitled to benefits under the Plan (“Claimant”) must file his or her claim in writing with the Plan Administrator, along with any supporting documentation, within thirty days after the Claimant’s right to benefits under the Plan arises. The Plan Administrator or its designee shall review the claim and notify the Claimant of its decision.

(b)	If the claim is denied, in whole or in part, the Plan Administrator or its designee shall notify the Claimant in writing within a reasonable period of time following its receipt of the claim, with an explanation of the reasons the claim is denied.

(c)	No later than 60 days following his receipt of a notice of a claim denial, the Claimant or his or her duly authorized representative may submit a written request for review of the claim denial.

(d)	The Plan Administrator or its designee shall make a decision on review of a claim denial within 60 days following its receipt of a request for review, unless special circumstances require an extension of the time for processing, in which case the Claimant shall be notified in writing, and the Plan Administrator or its designee shall make a decision within 120 days following its receipt of the request for review.

(e)	Notwithstanding the foregoing, the Plan Administrator or its designee may, in its sole discretion and in lieu of the procedures described above, take whatever additional, alternative or abbreviated action it feels is satisfactory to fully and fairly review any claim for participation or benefits hereunder, to provide adequate written notice of an initial claim denial or appeal and to offer reasonable opportunity for a full and fair review of a claim denial.

(f)	Each Claimant must fully exhaust the claims procedures outlined under this Section 11 before filing a claim arising under the Plan in a court of law or similar body. The Plan Administrator’s decision on review of a claim denial shall be final and binding on all interested parties.

(g)	Upon the participant’s exhaustion of the claims procedures above, the Corporation will reimburse the participant for legal fees incurred by the participant in challenging or enforcing a Plan provision, unless it is finally judicially determined that the participant brought such claims in bad faith, in which case the participant will pay such fees.

12. Non-Duplication of Benefits

     Notwithstanding anything herein to the contrary, the Corporation shall have no obligations to pay benefits under this Plan if an executive receives benefits under a change of control employment agreement or the termination provisions of any other employment agreement.

13. No Right to Employment

     Participation in the Plan shall not give or be construed as giving a Participant the right to be retained in the employ of the Corporation or a Subsidiary. Further, the Corporation and each Subsidiary expressly reserve the right at any time to dismiss a Participant free from any liability, or any claim under the Plan, except as provided herein.

14. Governing Law

     To the extent that federal laws do not otherwise control, the Plan shall be construed in accordance with and governed by the law of the State of Delaware.

15. Savings Clause

     This Plan is intended to comply in all aspects with applicable law and regulation. In case any one or more of the provisions of this Plan shall be held invalid, illegal or unenforceable in any respect under applicable law and regulation, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision shall be deemed null and void; however, to the extent permissible by law, any provision which could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Plan to be construed in compliance with all applicable laws so as to foster the intent of this Plan.